                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                         _____________________________


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[_]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

       For the plan year ended
                              ---------------------------------

                                      OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from June 1, 1993 to November 30, 1993


COMMISSION FILE NUMBER 1-7685


          A. Full title of the plan and the address of the plan, if different from that of the issue named below:

                    AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    AVERY DENNISON CORPORATION
                    150 North Orange Grove Blvd.
                    Pasadena, California  91103


            An Exhibit Index may be found on page 2 of this report.
                   Total number of pages in this report:  23

                             REQUIRED INFORMATION


       Financial Statements, Supplemental Schedules and Exhibits as follows:

                                                                               Page No.
                                                                               --------
1.    Financial Statements

      .    Report of Independent Accountants                                        2
      .    Statements of Net Assets Available for Benefits as of November
           30, 1993 and May 31, 1993                                              3-4
      .    Statements of Changes in Net Assets Available for Benefits for
           the six months ended November 30, 1993 and the years ended
           May 31, 1993 and 1992                                                  5-7
      .    Notes to Financial Statements                                         8-16

2.    Supplemental Schedules

       .   Item 27a - Schedule of Assets Held for Investment Purposes as
           of November 30, 1993                                                 17-18
       .   Item 27d - Schedule of Reportable Transactions for the six
           months ended November 30, 1993                                          19

      Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

3.    Exhibits

      (24)    Consent of Independent Accountants                                   20

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                AVERY DENNISON CORPORATION
                                                EMPLOYEE SAVINGS PLAN


Date:  May 27, 1994                          By /s/ WALTER H. PFAU
                                                -------------------------------
                                                Walter H. Pfau, Chairman
                                                Administrative Committee

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Administrative Committee
of the Avery Dennison Corporation
Employee Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the "Plan") as of November 30 and May 31, 1993 and the related statements of changes in net assets available for benefits for the six months ended November 30, 1993 and for the years ended May 31, 1993 and 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30 and May 31, 1993 and the changes in net assets available for benefits for the six months ended November 30, 1993 and for the years ended May 31, 1993 and 1992 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of November 30, 1993 and reportable transactions for the six months then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND

Coopers & Lybrand
Los Angeles, California
May 13, 1994

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars In Millions)
                  ------------------------------------------


                                                               EMPLOYEE SAVINGS PLAN FUNDS
                                      ---------------------------------------------------------------------------------
As of November 30, 1993                  A       B        C       D      E       F       G      H       I       TOTAL
- -----------------------------------------------------------------------------------------------------------------------
ASSETS

Investments:
 Cash and Cash Equivalents             $ 15.1      --    $  .7     --      --      --      --    $  .2   $ 3.5   $ 19.5
 Guaranteed Investment Contracts,
  at contract value                      89.3      --      --      --      --      --      --      --      --      89.3
 Corporate Bonds and Notes               11.9      --      --      --      --      --      --      --      --      11.9
  (Cost - $11.9)
 Company Common Stock                      --      --     49.3     --      --      --      --     34.4    26.7    110.4
  (Cost - $100.8, Shares - 3,740,414)
 Investments in Registered Investment      --    $19.2     --    $ 4.4   $17.5   $15.0   $ 8.3     --      --      64.4
  Company (Cost - $62.1)
 Participant Loans                        6.8      1.1     2.9      .2     1.0      .9      .5     --      --      13.4
- -----------------------------------------------------------------------------------------------------------------------
     Total Investments                  123.1     20.3    52.9     4.6    18.5    15.9     8.8    34.6    30.2    308.9

Receivables                                .3      --       .4     --      --      --      --       .4      .4      1.5
- -----------------------------------------------------------------------------------------------------------------------

     Total Assets                       123.4     20.3    53.3     4.6    18.5    15.9     8.8    35.0    30.6    310.4
- -----------------------------------------------------------------------------------------------------------------------

LIABILITIES

 Notes Payable                             --      --      --      --      --      --      --      --     25.4     25.4
 Interest Payable                          --      --      --      --      --      --      --      --      1.6      1.6
 Payable for Securities Purchased          --      --       .3     --      --      --      --      --      --        .3
- -----------------------------------------------------------------------------------------------------------------------
     Total Liabilities                     --      --       .3     --      --      --      --      --     27.0     27.3
- -----------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS       $123.4   $20.3   $53.0    $4.6   $18.5   $15.9    $8.8   $35.0   $ 3.6   $283.1
=======================================================================================================================

The accompanying notes are an integral part of these financial statements.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars In Millions)
                 ---------------------------------------------

                                                                   EMPLOYEE SAVINGS PLAN FUNDS
                                         ---------------------------------------------------------------------------------
As of May 31, 1993                         A        B       C       D       E        F       G         H       I    TOTAL
- --------------------------------------------------------------------------------------------------------------------------
ASSETS

Investments:
 Cash and Cash Equivalents               $ 12.4     --    $  .6     --      --       --      --       --    $3.8    $ 16.8
 Guaranteed Investment Contracts,
  at contract value                        89.7     --      --      --      --       --      --       --      --      89.7
 Corporate Bonds and Notes                 14.4     --      --      --      --       --      --       --      --      14.4
  (Cost - $14.5)
 Company Common Stock                       --      --     47.4     --      --       --      --     $3.4     5.9      56.7
  (Cost - $44.8, Shares - 1,880,549)
 Investments in Registered Investment
  Company (Cost - $29.5)                    --    $19.5     --     $2.7    $4.0     $4.4    $ .7      --      --      31.3
 Participant Loans                          6.0     1.0     2.4      .1      .1       .2     --       --      --       9.8
- --------------------------------------------------------------------------------------------------------------------------
     Total Investments                    122.5    20.5    50.4     2.8     4.1      4.6      .7     3.4     9.7     218.7

Receivables                                  .5      .1      .6     --      --       --      --       .1      .2       1.5
- --------------------------------------------------------------------------------------------------------------------------

      Total Assets                        123.0    20.6    51.0     2.8     4.1      4.6      .7     3.5     9.9     220.2
- --------------------------------------------------------------------------------------------------------------------------

LIABILITIES

 Note Payable                              --       --      --      --      --       --      --       --     8.2       8.2
 Interest Payable                          --       --      --      --      --       --      --       --      .1        .1
- --------------------------------------------------------------------------------------------------------------------------
      Total Liabilities                    --       --      --      --      --       --      --       --     8.3       8.3
- --------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
 BENEFITS                                $123.0   $20.6   $51.0   $ 2.8    $4.1     $4.6    $ .7    $3.5    $1.6    $211.9
==========================================================================================================================

The accompanying notes are an integral part of these financial statements.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (In Millions)
                -----------------------------------------------

                                                           EMPLOYEE SAVINGS PLAN FUNDS
                                 --------------------------------------------------------------------------------------
For the Six Months Ended
 November 30, 1993                   A     B       C       D      E       F          G        H          I       TOTAL
- -----------------------------------------------------------------------------------------------------------------------
Investment Income:
 Interest                         $ 4.2     --    $ .1      --     --       --         --       --        --      $ 4.3
 Dividends                          --    $ .2      .7      --     --     $ 1.2      $  .1    $  .8     $  .7       3.7
- -----------------------------------------------------------------------------------------------------------------------
                                    4.2     .2      .8      --     --       1.2         .1       .8        .7       8.0

Net Appreciation (Depreciation)      .2     .5     (.8)   $ .1   $ .6       (.4)       --       (.9)      (.9)     (1.6)
 in the Fair Value of
 Investments

Contributions:
 Employer                           --     --      2.8      --     --       --         --       --        --        2.8
 Employee                           2.3    1.1     1.4      .5    1.5       1.1         .8      --        --        8.7
Interest Expense                    --     --       --      --     --       --         --       --       (1.0)     (1.0)
Plan Transfers                       .7    --       --      --    7.9       8.9        8.8     33.7       4.6      64.6
Participant Distributions          (3.5)   (.4)   (1.1)     --    (.6)      (.6)       (.8)    (2.1)     (1.2)    (10.3)
Interfund Transfers                (3.5)  (1.7)   (1.1)    1.2    5.0       1.1        (.8)     --        (.2)      --
- -----------------------------------------------------------------------------------------------------------------------
  Increase (Decrease) in
    Net Assets Available
    for Benefits                     .4    (.3)    2.0     1.8   14.4      11.3        8.1     31.5       2.0      71.2

Net Assets Available for
 Benefits:

    Beginning of Period           123.0   20.6    51.0     2.8    4.1       4.6         .7      3.5       1.6     211.9
- -----------------------------------------------------------------------------------------------------------------------
    End of Period                $123.4  $20.3   $53.0    $4.6  $18.5     $15.9      $ 8.8    $35.0     $ 3.6    $283.1
=======================================================================================================================

The accompanying notes are an integral part of these financial statements.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (In Millions)
                  ------------------------------------------

                                                                 EMPLOYEE SAVINGS PLAN FUNDS
                                -----------------------------------------------------------------------------------------------
For the Year Ended May 31, 1993     A        B        C        D         E       F          G         H         I        TOTAL
- -------------------------------------------------------------------------------------------------------------------------------
Investment Income:
 Interest                        $  8.4    $  .1     $ .1      --        --      --          --         --      $ .1     $  8.7
 Dividends                          --        .5      1.4      --       $ .3    $ .1         --       $ .1        .2        2.6
- -------------------------------------------------------------------------------------------------------------------------------
                                    8.4       .6      1.5      --         .3      .1         --         .1        .3       11.3

Net Appreciation in the Fair
 Value of Investments                .7      1.5      3.0    $  .2        .1      .3         --         .2        .3        6.3

Contributions:
  Employer                           .4       --      4.4      --        --      --          --         --        --        4.8
  Employee                          4.2      2.1      3.3       .3        .5      .4       $ .3         --        --       11.1
 Interest Expense                   --        --       --      --        --      --          --         --       (.4)       (.4)
 Plan Transfers                    10.6       --       --      --        --      --          --         .1        --       10.7
 Participant (Distributions)
  Forfeitures                      (6.5)     (.9)    (1.8)     --        --      --          --        (.2)       .1       (9.3)
 Interfund Transfers               (4.3)    (3.4)    (1.9)     2.3       3.2     3.8         .4         --       (.1)       --
- -------------------------------------------------------------------------------------------------------------------------------
   Increase (Decrease) in Net
     Assets Available for
     Benefits                      13.5      (.1)     8.5      2.8       4.1     4.6         .7         .2        .2       34.5

Net Assets Available for
 Benefits:

 Beginning of Year                109.5     20.7     42.5      --        --      --          --        3.3       1.4      177.4
- -------------------------------------------------------------------------------------------------------------------------------

 End of Year                     $123.0   $ 20.6    $51.0    $ 2.8     $ 4.1   $ 4.6       $ .7      $ 3.5      $1.6     $211.9
===============================================================================================================================

The accompanying notes are an integral part of these financial statements.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (In Millions)
               ------------------------------------------------



                                                            EMPLOYEE SAVINGS PLAN FUNDS
                                            -----------------------------------------------------------
For the Year Ended May 31, 1992               A          B         C           H          I       TOTAL
- -------------------------------------------------------------------------------------------------------
Investment Income:
 Interest                                   $  9.1     $  .1      $  .1          --      $ .2    $  9.5
 Dividends                                      --        --        1.1        $  .1       .4       1.6
- -------------------------------------------------------------------------------------------------------
                                               9.1        .1        1.2           .1       .6      11.1

Net Appreciation in the Fair Value
 of Investments                                 .1       1.6        4.7           .3      1.0       7.7

Contributions:
 Employer                                       .1        .1        3.7           --       .8       4.7
 Employee                                      4.0       2.3        3.3                    --       9.6
Interest Expense                                --        --         --           --      (.8)      (.8)
Plan Transfers                                 (.1)       --        (.1)          --       --       (.2)
Participant Distributions                     (8.4)     (1.1)      (2.0)         (.1)      --     (11.6)
Interfund Transfers                           (1.6)      2.1        (.5)          --       --        --
- -------------------------------------------------------------------------------------------------------
     Increase in Net Assets Available
       for Benefits                            3.2       5.1       10.3           .3      1.6      20.5

Net Assets Available for Benefits:

 Beginning of Year                           106.3      15.6       32.2          3.0      (.2)    156.9
- -------------------------------------------------------------------------------------------------------
 End of Year                                $109.5     $20.7      $42.5      $   3.3     $1.4    $177.4
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                              -------------------

1.  The Plan:

    The Avery Dennison Corporation Employee Savings Plan (the "Plan") is a defined contribution plan in which employees are eligible to participate after one year of service with Avery Dennison Corporation (the "Company"). After one year of employment, an employee may contribute from 1% to 16% of total compensation (up to $235,840 for Plan years beginning in 1993) while the Company matches 50% of all employee contributions up to 6% of such compensation. Employee contributions are immediately 100% vested. Company contributions are 100% vested after three years of service. If a participant is terminated prior to that time, all Company contributions are forfeited.

    Participants are allowed to make Pre-Tax Savings ("PTS") contributions (limited to $8,994 in 1993) or After-Tax Savings ("ATS") contributions. PTS contributions are not taxable until the year they are withdrawn. ATS contributions are taxable in the year the contributions are made. Company contributions and earnings of the Plan are taxable to participants only when distributed.

    Generally, an employee is allowed to make one after-tax withdrawal from Funds A through G during each fiscal year of the Plan. After-tax withdrawals range from a $1,000 minimum, or the participant's total unmatched ATS contributions if less than $1,000, to a maximum of total employee after-tax contributions plus investment earnings on such contributions. Participants also have the right, subject to limitations, to borrow from their accounts in Funds A through G of the Plan.

    Refer to the Plan document for additional information relating to the Plan.

    While the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination, all of the net assets in Funds A through H will be distributed, after expenses of termination, to the participants in proportion to their account balances in such Funds.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS, (Continued)

                                ---------------

2.  During 1993, the Plan's fiscal year end was changed from May 31 to November
    30. The following is a condensed statement of changes in net assets available for benefit for the six months ended November 30, 1992:

                                                          Plan Total
                                                          (Unaudited)
                                                          -----------
Investment Income:
       Interest                                               $  3.6
       Dividends                                                  .5
- --------------------------------------------------------------------
                                                                 4.1

Net Appreciation in the Fair Value of Investments                1.3

Contributions:
       Employer                                                  1.7
       Employee                                                  3.7
Interest Expense                                                 (.2)
Plan Transfers                                                   (.1)
Participant Distributions                                       (4.5)
- --------------------------------------------------------------------
       Increase in Net Assets Available for Benefits             6.0
- --------------------------------------------------------------------
Net Assets Available for Benefits:
       June 1, 1992                                            177.4
- --------------------------------------------------------------------
       November 30, 1992                                      $183.4
====================================================================

3.  Summary of Significant Accounting Policies:

    The financial statements have been prepared in conformity with generally accepted accounting principles. The following is a summary of significant accounting policies:

    Investments
    -----------

    The Plan considers cash on hand, and short-term deposits and investments with maturities of three months or less when purchased, as cash and cash equivalents. The short-term deposits consist of units of participation in collective investment funds ($1/unit) at various banks.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS, (Continued)

                                ---------------

3.  Summary of Significant Accounting Policies (Continued):

    Guaranteed investment contracts are valued at "contract value", which represents contributions plus interest earned less benefits paid and transfers to other funds. If one or all of the contracts were to be terminated by the Plan prior to the expiration date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements.

    Corporate bonds and notes and investment in a registered investment company are valued at market price as of the end of the fiscal year of the Plan. Investments in Company common stock are valued at the closing market price on the last business day of the Plan year.

    Participant loans are valued at cost with interest rates, determined quarterly, equal to the prime rate plus one percent at the time of the loan. The loans generally have a maximum term of five years and are recorded against the participant's account on the date of borrowing. Principal and interest payments are credited to the participant's account.

    The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments during the period reported.

    Purchases and sales of securities are recorded on a trade date basis. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the difference between the market value of the assets at the end of the Plan year and the cost of those assets at the time of purchase.

    The Department of Labor requires realized and unrealized gains and losses to be determined using the value of the asset as of the beginning of the plan year (referred to as the "current value method") rather than using the historical cost basis of the asset. Therefore, the amounts reflected in Note 5, calculated on an historical cost basis, will differ from those presented in the Form 5500, Annual Return/Report of Employee Benefit Plan, to be filed for the Plan.

    Contributions
    -------------

    Participant and employer contributions are recorded on an accrual basis.

    Administrative Expenses
    -----------------------

    Administrative expenses of the Plan are paid by the Company, except for loan fees which are paid by participants.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS, (Continued)

                                ---------------

3.  Summary of Significant Accounting Policies (Continued):

    Other
    -----

    Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.


4.  Investment Programs:

    All accounts are held in trust and invested in accordance with the terms of the Plan and the investment options elected by participants. During the fiscal year ended May 31, 1993, the Plan was amended to increase the number of eligible investment options from three to seven.

    A participant can elect to invest in Funds A through G of the Plan and may invest all contributions in one fund or allocate investments among the various funds. Fund H and Fund I are not eligible for investment by participants. The following is a brief description of each fund:

    Fund A FIXED INCOME FUND. This fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade short-and medium-term fixed income securities. The investment return on the fund is determined by the blended rates of return from all investments in the fund.

    Fund B UNITED STATES EQUITY INDEX FUND. This mutual fund is a growth and income fund that seeks to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"). The fund invests primarily in the common stock of the 500 companies that make up the S&P 500 and may also hold stock index futures and options.

    Fund C COMPANY COMMON STOCK FUND. This fund consists primarily of the Company's common stock.

    Fund D GROWTH COMPANY FUND. This mutual fund invests aggressively in growth companies with holdings historically diversified evenly among small, medium and large companies. The fund invests in common stock, securities convertible into common stock and, occasionally, debt instruments.

    Fund E MAGELLAN(R)FUND. This mutual fund is an aggressive growth mutual fund which invests in a diversified mix of common stock and securities convertible into common stock of various domestic and international companies across various industries.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS, (Continued)

                                ---------------

4.  Investment Programs (Continued):

    Fund F PURITAN(R)FUND. This mutual fund is a balanced investment fund which invests in both debt and equity securities. Historically, the fund has invested 60-80% of its assets in high-yielding equity securities with the remaining assets invested in bonds of various investment grades. Investments are diversified across a variety of companies, industries and types of securities.

    Fund G RETIREMENT GOVERNMENT MONEY MARKET FUND. This mutual fund invests in obligations issued or guaranteed by the United States government or its agencies.

    Fund H FORMER EMPLOYEE STOCK OWNERSHIP PLAN FUND. This fund holds the assets of the Company's former Avery International Employee Stock Ownership Plan ("ESOP") and Dennison Employee Stock Ownership Plan and Trust ("ESOT"). Participant accounts transferred from both plans earn a pro rata share of the fund's net investment income each year. However, a participant's account balance is subject to the restrictions of the former plans. As a result, participants of the former ESOP cannot elect to transfer, borrow, or withdraw the assets credited to their accounts. Participants of the former ESOT cannot elect to transfer or borrow the assets credited to their accounts, but do have ten percent (10%) diversification withdrawal rights. Participants' account balances will be distributed in shares of stock and/or cash upon retirement or termination of employment with the Company.

    Fund I LEVERAGED STOCK FUND. This fund was established to provide a leveraged employee stock ownership feature to the Plan. Loan proceeds are used to purchase Company common stock. Stock in this fund is allocated to participant accounts to satisfy all employee elections to contribute to Fund C and employer matching contributions.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS, (Continued)

                                ---------------

5.  Net Appreciation (Depreciation) in the Fair Value of Investments:

    The following is a schedule of realized gains and losses and unrealized appreciation and depreciation on investments for the six months ended November 30, 1993 and the years ended May 31, 1993 and 1992 (in millions):

                                 Realized                                   Unrealized                           Net
                              Gains (Losses)                         Appreciation (Depreciation)              Appreciation
                     -------------------------------------    ------------------------------------------     (Depreciation)
                                                                                            Unrealized         in the Fair
                     Aggregate    Aggregate      Realized        Beginning      End of     Appreciation         Value of
                     Proceeds      Cost        Gain (Loss)     of the Year    the Year    (Depreciation)      Investments
                     ----------   ---------    -----------    -------------   ---------   ---------------   ---------------
11/30/93
- --------
Fund A                $   67.0      $ 66.5       $    .5         $   .3             --        $   (.3)           $   .2
Fund B                     3.4         3.2            .2            1.2         $  1.5             .3                .5
Fund C                     7.0         6.8            .2            9.7            8.7           (1.0)              (.8)
Fund D                      .3          .3            --             .2             .3             .1                .1
Fund E                     1.6         1.5            .1             .1             .6             .5                .6
Fund F                     2.3         2.2            .1             .3            (.2)           (.5)              (.4)
Fund G                     2.2         2.2            --             --             --             --                --
Fund H                     3.0         3.1           (.1)           1.6             .8            (.8)              (.9)
Fund I                     9.1         9.4           (.3)            .7             .1            (.6)              (.9)
                      --------      ------       -------         ------         ------        -------            -------
                      $   95.9      $ 95.2       $    .7         $ 14.1         $ 11.8        $  (2.3)           $ (1.6)
                      ========      ======       =======         ======         ======        =======            =======
5/31/93
- -------
Fund A                $  100.9      $100.5       $    .4             --         $   .3        $    .3            $   .7
Fund B                    47.5        40.7           6.8         $  6.5            1.2           (5.3)              1.5
Fund C                    13.0        12.9            .1            6.8            9.7            2.9               3.0
Fund D                      .5          .5            --             --             .2             .2                .2
Fund E                      .6          .6            --             --             .1             .1                .1
Fund F                      .4          .4            --             --             .3             .3                .3
Fund G                      --          --            --             --             --             --                --
Fund H                      .2          .2            --            1.4            1.6             .2                .2
Fund I                     9.7         9.4            .3             .7             .7             --                .3
                      --------      ------       -------         ------         ------        -------            ------
                      $  172.8      $165.2       $   7.6         $ 15.4         $ 14.1        $  (1.3)           $  6.3
                      ========      ======       =======         ======         ======        =======            ======
5/31/92
- -------
Fund A                $  129.9      $129.8       $    .1             --             --             --            $   .1
Fund B                     8.2         7.5            .7         $  5.6         $  6.5        $    .9               1.6
Fund C                      --          --            --            2.1            6.8            4.7               4.7
Fund H                      --          .1           (.1)           1.0            1.4             .4                .3
Fund I                     6.2         6.3           (.1)           (.4)            .7            1.1               1.0
                      --------      ------       --------        ------         ------        -------            ------
                      $  144.3      $143.7       $    .6         $  8.3         $ 15.4        $   7.1            $  7.7
                      ========      ======       ========        ======         ======        =======            ======

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS, (Continued)

                                ---------------

6.  Investments:

    The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows (in millions):


                                                   November 30, 1993   May 31, 1993
                                                   -----------------   ------------
    Guaranteed Investment Contracts
      Aetna Life Insurance Company (9.3%)                $ 16.4          $15.7
      Banker's Trust Company (6.1%)                          --           10.6
      Banker's Trust Company (6.0%)                          --           12.6
      Metropolitan Life Insurance Company (9.4%)             --           13.3
      Metropolitan Life Insurance Company (8.7%)             --           11.8
    Fidelity Equity Index Fund                             19.2           19.5
    Fidelity Puritan(R)Fund                                15.0             --
    Fidelity Magellan(R)Fund                               17.5             --
    Company Common Stock                                  110.4           56.7


7.  Notes Payable:

    The Plan has a revolving credit agreement with two banks to provide up to $30 million in borrowings through July 1, 1995. The Plan borrows at 82% of one, two or three month LIBOR plus 1/4%. Terms of the agreement provide for an annual commitment fee of 1/4% of the unused portion of the credit line. At November 30, 1993, the Plan had $4.2 million of outstanding borrowings under this facility and during the six months ended November 30, 1993 paid interest at an average rate of 2.9%. The financing available under this revolving credit agreement is used to acquire the Company's common stock in accordance with the Plan agreement. Principal payments are due as follows:
    $.1 million in 1997, $.3 million in 1998 and $3.8 million in years thereafter.

    The Plan also has the following five notes payable as of November 30, 1993:

    8.38% Series A note payable to the Company with principal and compounded interest payable annually. Principal payments are due annually through fiscal
      1998 as follows: $1.8 million, $2.2 million, $2.8 million, $3.6 million and $4.2
      million, respectively.                                                                    $14.6

    Note payable to the Company with interest payable annually at 85% of the prime rate.  Principal payments are due annually through fiscal 1995 as follows:
      $.5 million, $1.4 million, respectively.                                                    1.9

    Three notes payable to the Company on December 31, 1999 with interest payable
      annually at the prime rate.                                                                 4.7
                                                                                                -----
                                                                                                $21.2
                                                                                                =====

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS, (Continued)

                                ---------------

7.  Notes Payable (Continued):

    The $25.4 million in debt outstanding as of November 30, 1993 matures annually through 1998 as follows: $2.3 million, $3.6 million. $2.8 million, $3.7 million and $4.5 million, respectively. $8.5 million matures in years thereafter.

    The financing is collateralized by the Company's common stock held in Fund
    I. As of the end of fiscal 1993 the Company had also guaranteed the outstanding debt of the Plan.

8.  Units, Unit Value and Number of Participants:

    The following fund units, unit values (calculated on a cash basis) and number of participants as of November 30 and May 31, 1993:


                               UNIT      NUMBER OF
                  UNITS       VALUE    PARTICIPANTS
                  -----       -----    ------------
              (in millions)
11/30/93
- --------
Fund A             116.4    $ 1.00       5,472
Fund B               1.1     17.35       2,277
Fund C               4.3     11.61       6,330
Fund D                .1     30.91         920
Fund E                .2     73.09       2,222
Fund F                .9     15.92       2,039
Fund G               8.3      1.00       1,406
Fund H               3.0     11.61       4,903

5/31/93
- -------
Fund A             110.2    $ 1.06       5,132
Fund B               1.2     16.90       2,215
Fund C               4.1     11.67       4,774
Fund D                .1     29.73         588
Fund E                .1     68.84         817
Fund F                .3     16.42         730
Fund G                .7      1.00         242
Fund H                .3     11.68       2,534
===============================================


A participant may choose to invest in more than one fund, as described in Note
4. At November 30 and May 31, 1993, a total of 8,457 and 6,117 participants, respectively, held units in the various funds of the Plan.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (Continued)

                                ---------------

 9.   Plan Transfers:

      Effective after the close of business on May 31, 1993, the Company merged the Dennison Manufacturing Company Pre-Tax Investment Plus Plan into the Plan. The transfer of participants' account balances totaling approximately $26.3 million is reflected in the Statement of Changes in Net Assets Available for Benefits. Also effective after the close of business on May 31, 1993, the Company merged the net assets of the ESOT into the Plan. Participants' account balances and unallocated common stock of the Company totalling $33.7 and $25.8 million, respectively, and a related note payable of $21.2 million were transferred to the Plan and are reflected in the Statement of Changes in Net Assets Available for Benefits.

      On March 1, 1993, the Company merged the Kingsbacher-Murphy Company Profit-Sharing Plan into the Plan. The transfer of participants' account balances totaling approximately $10.8 million is reflected in the May 31, 1993 Statement of Changes in Net Assets Available for Benefits.

      In January 1992, Graphics and Decor, a unit of the Company, was sold. In connection with the sale, all Graphics and Decor employee savings accounts were transferred to the trustee of the purchaser's savings plan.

  10. Tax Status:

      The Plan is intended to comply with the provisions of Section 401(a) and other applicable provisions of the Internal Revenue Code. The Internal Revenue Service has made a favorable determination of the qualified status of the Plan. The Plan is therefore considered exempt from federal and state income taxes.

      Plan amendments subsequent to the effective date of the determination letter are not covered by the letter. The Company intends to seek a determination letter covering such amendments and intends to make any additional amendments necessary to obtain such a letter.

  11. Concentration of Credit Risk:

      The Fixed Income Fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade short-and medium-term fixed income securities. Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor them.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of November 30, 1993
                          EIN #95-1492269 - Plan #002
                             (Dollars in Millions)
                                ---------------

                                                                           (c)
                                                                  Description of Investment
                                                              (Including maturity date, rate of                     (e)
         (b) Identity of Issue, Borrower, Lessor                 interest, collateral, par or                     Current
(a)                or Similar Party                                    maturity value)                 (d) Cost    Value
- ---------------------------------------------------------------------------------------------------------------------------
*        Fidelity Short Term Investment Fund 3.2%               Short Term Investment, par $4.0         $  4.0     $  4.0

*        Fidelity U.S. Government Reserve Pool 3.1%             Collective Investment Fund, par $5.9       0.9        0.9

**       Bank of America Short Term Investment Fund 3.3%        Short Term Investment, par $5.4            5.4        5.4

         Bridgestone/Firestone 3.3%                             Discount Commercial Paper, due
                                                                January 7, 1994, par $2.0                  2.0        2.0

         Credit Lyonnaise 3.4%                                  Discount Commercial Paper, due
                                                                January 11, 1994, par $2.0                 2.0        2.0

         Deerfield Funding Corporation 2.4%                     Discount Commercial Paper, due
                                                                January 20, 1994, par $2.0                 2.0        2.0

         Seiko Corporation 3.4%                                 Discount Commercial Paper, due
                                                                January 11, 1994, par $2.0                 2.0        2.0

         Toronto Dominion 4.1%                                  Bank Note, due August 4, 2003,
                                                                par $1.2                                   1.2        1.2
                                                                                                         -----      -----
            TOTAL CASH AND CASH EQUIVALENTS                                                               19.5       19.5

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          #LT-13761 with Aetna Life Ins Co. 9.25%               Stepped maturity                          16.4       16.4

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # 92-336-GIC with Bankers Trust Co. 6.1%              Stepped maturity                           5.4        5.4

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # 93-536-SYN with Bankers Trust Co. 6.0%              Stepped maturity                          12.6       12.6

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # 93-550-SYN with Bankers Trust Co. 5.1%              Stepped maturity                           8.4        8.4

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # 93-627-GIC with Bankers Trust Co. 4.25%             Stepped maturity                           5.4        5.4

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # 3923-GAC with John Hancock Life Ins Co. 8.5%        Stepped maturity                           0.3        0.3

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # 2862-GAC with John Hancock Life Ins Co. 8.5%        Stepped maturity                           2.1        2.1

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # 11626-9-GIC with Metropolitan Life Ins Co. 9.4%     Stepped maturity                          13.9       13.9

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # GA-5109-GIC with Allstate Life Ins Co. 8.6%         Due April 1, 1996                          6.3        6.3

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # GA-6759-GIC with Prudential Life Ins Co. 8.4%       Due April 1, 1996                          6.3        6.3

          Participation in Group Annuity Contract               Guaranteed Investment Contract,
          # 12384-GIC with Metropolitan Life Ins Co. 8.7%       Due July 31, 1996                         12.2       12.2
                                                                                                         -----      -----
             TOTAL GUARANTEED INVESTMENT CONTRACTS                                                        89.3       89.3


                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            As of November 30, 1993
                          EIN #95-1492269 - Plan #002
                             (Dollars in Millions)

                                ---------------

                                                                        (c)
                                                               Description of Investment
         (b) Identity of Issue, Borrower, Lessor           (Including maturity date, rate of                     (e)
(a)                or Similar Party                           interest, collateral, par or                     Current
                                                                   maturity value)                 (d) Cost    Value
- -----------------------------------------------------------------------------------------------------------------------------------
          Hydro Quebec Mtns 8.625%                           Electric Utility Bond, due May 20,
                                                             2002, par $1.0                             1.1        1.2

          ITT Financial Corp 8.85%                           Finance Bond, due July 15, 2005,
                                                             par $.9                                    1.0        1.0

          Chevy Chase Credit Card 8.75%                      CMOS/Asset Backed Bond, due July
                                                             31, 1996, par $1.0                         1.0        1.0

          U.S. Treasury Notes 8.625%                         Treasury Note, due August 15,              1.1        1.1
                                                             1997, par $1.0

          U.S. Treasury Notes 8.75%                          Treasury Note, due October 15,
                                                             1997, par $4.0                             4.6        4.5

          LA County Trans Tax Rev 5.4%                       Municipal Bonds, due July 1,
                                                             1999, par $1.5                             1.6        1.6

          Memphis Tenn Wtr Rev 5.4%                          Municipal Bonds, due January 1,
                                                             2002, par $1.4                             1.5        1.5
                                                                                                      ------     ------
             Total Corporate Bonds and Notes                                                           11.9       11.9

***       Avery Dennison Corporation Common Stock            3,740,414 shares                         100.8      110.4

 *        Investment in Registered Investment                Fidelity Retirement Government
          Company                                            Money Market Fund                          8.3        8.3

 *        Investment in Registered Investment                Fidelity U.S. Equity Index Fund           17.7       19.2
          Company

 *        Investment in Registered Investment                Fidelity Puritan(R)Fund                   15.2       15.0
          Company

 *        Investment in Registered Investment                Fidelity Magellan(R)Fund                  16.8       17.5
          Company

 *        Investment in Registered Investment                Fidelity Growth Company Fund               4.1        4.4
          Company
                                                                                                     ------     ------
             Total Investments in Registered
              Investment Company                                                                       62.1       64.4


          Avery Dennison Corporation Savings Plan            Participant Loans 7% - 11%                  --       13.4
                                                                                                     ------     ------
                                                                                                     $283.6     $308.9
                                                                                                     ======     ======

* Recordkeeper for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
** Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
***   Plan sponsor and, therefore, a party-in-interest.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
                  For the Six Months Ended  November 30, 1993
                           EIN #95-1492269 Plan #002
                             (Dollars In Millions)

                                ---------------

(a) Identity of         (b) Description of Asset       (c) Purchase   (d) Selling    (e) Lease     (f) Expense        (g) Cost
 Party Involved       (Including interest rate and         Price          Price        Rental     Incurred with       of Asset
                         maturity in case of loan)                                                 Transaction
- ------------------------------------------------------------------------------------------------------------------------------
PURCHASES
- ---------
Fidelity**             Fidelity Puritan(R)Fund          $13.4                                                          $13.4

Fidelity**             Fidelity                          14.5                                                           14.5
                       Magellan(R)Fund

Bank of America***     Bank of America STIF              18.5                                                           18.5

Fidelity               U.S. Government                   17.9                                                           17.9
                       Reserve Pool

SALES
- -----
Bankers Trust**        Bankers Trust STIF                              $16.9                                           $16.9

Bank of America***     Bank of America STIF                             16.9                                            16.9

Fidelity               U.S. Government                                  16.9                                            16.9
                       Reserve Pool

(a) Identity of         (b) Description of Asset            (h) Current              (i) Net Gain
 Party Involved       (Including interest rate and         Value of Asset              or (Loss)
                         maturity in case of loan)        on Transaction Date
- --------------------------------------------------------------------------------------------------
PURCHASES
- ---------
Fidelity**             Fidelity Puritan(R)Fund                 $13.4                    ---

Fidelity**             Fidelity                                 14.5                    ---
                       Magellan(R)Fund

Bank of America***     Bank of America STIF                     18.5                    ---

Fidelity               U.S. Government                          17.9                    ---
                       Reserve Pool

SALES
- -----
Bankers Trust**        Bankers Trust STIF                      $16.9                    ---

Bank of America***     Bank of America STIF                     16.9                    ---

Fidelity               U.S. Government                          16.9                    ---
                       Reserve Pool

  * Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the Plan year that involves more than 5% of the fair value of Plan assets at the beginning of the Plan year.

 ** Recordkeeper for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

*** Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

                          AVERY DENNISON CORPORATION
                             EMPLOYEE SAVINGS PLAN

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------

We consent to the incorporation by reference in the registration statement of Avery Dennison Corporation on Form S-8 (File Nos. 33-1132 and 33-3645) of our report dated May 13, 1994, on our audits of the financial statements of the Avery Dennison Corporation Employee Savings Plan as of November 30, 1993 and May 31, 1993, and for the six months ended November 30, 1993 and the years ended May 31, 1993 and 1992, the report of which is included in Avery Dennison Corporation Employee Savings Plan Annual Report on Form 11-K for the period from June 1, 1993 to November 30, 1993.

/s/ COOPERS & LYBRAND

Coopers & Lybrand
Los Angeles, California
May 27, 1994